

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Matthew Roberts
Chief Executive Officer
Vacasa, Inc.
850 NW 13th Avenue
Portland, OR 97209

> **Re: Vacasa, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 21, 2021**
> **File No. 333-258739**

Dear Mr. Roberts:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Q: What is the Tax Receivable Agreement and who will receive the benefit of tax attributes covered by the Tax Receivable Agreement?, page xiv

1.   We note your response to our prior comment 2 and reissue in part. Please revise to briefly clarify who is included within the definition of TRA Parties. We note in other places of the prospectus you reference that the TRA Parties are made up of "certain Existing VH Holders."

Interests of TPG Pace Insiders in the Business Combination, page 11

2.   We note your response to our prior comment 12 and reissue in part. We note that Karl Peterson and Greg Mrva will own an estimated 900,527 and 94,309 shares, respectively,

of Vacasa Common Stock upon consummation of the business combination. Please revise the eighth bullet to quantify the relative value of such shares based upon the value of the overall transaction.

3. We note your response to our prior comment 13 and reissue in part. We note that the Sponsor and its affiliates will own an estimated 16,338,944 shares of Vacasa Common stock upon consummation of the business combination, assuming no redemption and conversion of all Vacasa Class G Common Stock. Please revise the tenth bullet to quantify the relative value of such shares based upon the value of the overall transaction.

Background of the Business Combination, page 127

4. We note your response to our prior comment 26 and reissue in part. Please discuss in greater detail all negotiations related to the Sponsor or TPG Pace shareholders equity position in the post-combination company. In this regard, we note that the Sponsors agreed to waive or forfeit certain shares to offset the PIPE Financing and Forward Purchase financing discount and that the parties exchanged an initial draft of the Waiver Agreement on July 17, 2021. We also note, however, that the parties began negotiating whether the Sponsor would forfeit a portion of its equity interests between April 30th and May 6th. Please discuss in greater detail all negotiations regarding the Sponsor's waiver or forfeiture of shares and all other negotiations regarding the Sponsor or TPG Pace shareholders equity position.

5. We note your response to our prior comment 28 and reissue. We note that between April 23, 2021 and May 6, 2021 the parties exchanged a number of non-binding proposals, preliminary term sheets and term sheets which culminated in an executed term sheet on May 6, 2021. Please revise the respective discussions to discuss the material terms of each exchanged term sheet, proposal or any feedback or negotiations related thereto in greater detail including the modification of any material terms. In this regard, we note that the included summaries are overly vague and do not present a clear understanding of how the parties negotiated the material terms of the proposed business combination including which party proposed such terms and how did the material terms change throughout the negotiations.

The TPG Pace Board's Reasons for the Business Combination, page 134

6. We note your revised disclosure indicating that Deutsche Bank prepared financial analyses for the TPG Pace Board. Revise to summarize the analysis consistent with Item 4.(b). of Form S-4 and Item 1015(b)(6) of Regulation M-A.

Matthew Roberts
Vacasa, Inc.
October 20, 2021
Page 3

You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services